UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                         Rock of Ages Corporation
                             (Name of Issuer)

              Class A Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                               772632 10 5
                              (CUSIP Number)

                             Kurt M. Swenson
                         Rock of Ages Corporation
                          772 Graniteville Road
                       Graniteville, Vermont 05654
                              (802) 476-3121

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 Copy to:

                            Kent A. Coit, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            One Beacon Street
                       Boston, Massachusetts 02108
                              (617) 573-4800

                             October 23, 1997
         (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kurt M. Swenson
     SS#  001 36 1003

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) (  )
                                            (See Item 5) (b)

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  3  SEC USE ONLY

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  4 SOURCE OF FUNDS*OO (See Item 3)

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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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     NUMBER OF
      SHARES                      7  SOLE VOTING POWER  (See Item 5)
   BENEFICIALLY                        1,125,239
    OWNED BY                      ----------------------------------------
      EACH                        8  SHARED VOTING POWER (See Item 5)
    REPORTING                           0
     PERSON                       ----------------------------------------
      WITH                        9  SOLE DISPOSITIVE POWER (See Item 5)
                                       1,125,239
                                  ----------------------------------------
                                 10  SHARED DISPOSITIVE POWER (See Item 5)
                                        0

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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (See Item 5)
      1,125,239

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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                               (   )

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         25.3%

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 14  TYPE OF REPORTING PERSON*
      IN

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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              SCHEDULE 13D


     Item 1.  Security and Issuer

          The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Rock of Ages Corporation, a Delaware corporation (the "Company"). Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock," and, together with the Class A Common Stock, the "Common Stock") are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Certificate of Incorporation). The principal executive offices of the Company are located at 772 Graniteville Road, Graniteville, Vermont 05654.

     Item 2.  Identity and Background

          (a) This statement is filed on behalf of Kurt M. Swenson.

          (b) Mr. Swenson's business address is c/o Rock of Ages
     Corporation, 772 Graniteville Road, Graniteville, Vermont 05654.

          (c) Mr. Swenson is President, Chief Executive Officer and Chairman of the Board of the Company.

          (d) and (e) During the last five years, Mr. Swenson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to federal or state securities laws or the violation with respect to such laws.

          (f) Mr. Swenson is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other
              Consideration.

          Mr. Swenson acquired 1,061,489 shares of Class B Common Stock pursuant to the merger on October 23, 1997 of Swenson Granite Company, Inc. ("Swenson Granite") with and into the Company (the "Swenson Merger"), upon the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among the Company, Swenson Granite, Kurt M. Swenson and Kevin C. Swenson (the "Swenson Merger Agreement"). In the Swenson Merger, each outstanding share of common stock of Swenson Granite ("Swenson Common Stock") was converted into 1,618.123 shares of Class B Common Stock. Mr. Swenson held 656 shares of Swenson Common Stock immediately prior to the consummation of the Swenson Merger, and, accordingly, received 1,061,489 shares of Class B Common Stock upon the consummation thereof. Mr. Swenson did not provide any other consideration in connection with his acquisition of shares of Class B Common Stock. Immediately upon receipt of such 1,061,489 shares of Class B Common Stock pursuant to the Swenson Merger, Mr. Swenson gifted 18,750 shares of Class B Common Stock to an irrevocable trust for the benefit of his children (the "Trust Shares"). Mr. Swenson has no voting or dispositive power over the Trust Shares and he disclaims beneficial ownership of the Trust Shares. An additional 82,500 shares of Class B Common Stock beneficially owned by Mr. Swenson (the "Vested Option Shares") are subject to vested employee stock options granted to Mr. Swenson pursuant to the Company's Amended and Restated 1994 Stock Plan (the "Stock Plan").

     Item 4.  Purpose of the Transaction.

          The Swenson Merger was effected as part of a reorganization prior to the Company's initial public offering of its Class A Common Stock (the "Offering") which was consummated on October 24, 1997. Prior to the Swenson Merger, Swenson Granite held approximately 93% of the Class B Common Stock. Pursuant to the Merger Agreement, upon consummation of the Swenson Merger, all of such shares of Class B Common Stock held by Swenson Granite were cancelled.

          With the exception of gifts of shares of Common Stock from time to time to his family and to charities, possible sales of shares of Class B Common Stock subject to options granted under the Stock Plan, as described below, and sales of shares of Common Stock, if required, to meet currently unforeseen and unanticipated cash requirements, Mr. Swenson intends to continue to hold for investment purposes the 1,125,239 shares of Common Stock of the Company beneficially owned by him. Mr. Swenson may from time to time exercise options granted pursuant to the 1994 Plan. In connection with the exercise of such options, Mr. Swenson may sell some or all of the shares of Class B Common Stock acquired upon such exercise in order to pay the applicable exercise price, income taxes, or for such other uses of the proceeds of such sales as Mr. Swenson may determine.

          Mr. Swenson intends to review his investment in the Company on a continuing basis and, while he has no current plans to do so, reserves the right to acquire additional shares of Common Stock through market purchases, in privately negotiated transactions or otherwise. Any such acquisition will depend upon, among other things, the availability of shares of Common Stock for purchase at satisfactory price levels; Mr. Swenson's continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments.

          Subject to the foregoing, Mr. Swenson does not have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

          (a) As of October 23, 1997, by virtue of his beneficial ownership of 1,125,259 shares of Class B Common Stock, Mr. Swenson beneficially owned 1,125,259 shares of Class A Common Stock, including the 82,500 Vested Option Shares. Such 1,125,259 shares of Class B Common Stock (including the Vested Option Shares and assuming the conversion of all such 1,125,259 shares of Class B Common Stock into Class A Common Stock) represent approximately 25.3% of the total number of shares of Class A Common Stock outstanding as of October 20, 1997 (plus the 1,125,259 shares of Class A Common Stock which would be outstanding and held by Mr. Swenson upon such conversion and assuming that no other shares of Class B Common Stock held by others have been previously, or are simultaneously, converted to Class A Common Stock), as set forth in the Company's final prospectus dated October 21, 1997, filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

          (b) Kurt M. Swenson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,125,239 shares of Class B Common Stock (and, accordingly, of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible) beneficially owned by him.

          (c) On October 23, 1997, Mr. Swenson transferred an aggregate of 18,750 shares of Class B Common Stock to a trust for the benefit of his children. Mr. Swenson disclaims beneficial ownership of such shares.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6.  Contracts, Arrangements, Understandings
              or Relationships with Respect to Securities of the Issuer.

          On August 15, 1997, Mr. Swenson entered into a lock-up agreement with Raymond James & Associates, Inc. (the "Lock-Up Agreement"), pursuant to which Mr. Swenson agreed not to, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly sell, offer or contract to sell, or otherwise dispose of, or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock legally or beneficially owned or controlled by him before the expiration of the 180-day period commencing on October 21, 1997, subject to certain exceptions as more fully described in the Lock-Up Agreement filed herewith as Exhibit 2. The Lock-Up Agreement was entered into by Mr. Swenson in connection with the Offering, of which Raymond James & Associates, Inc. was the lead underwriter.

          Except as set forth above, Mr. Swenson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to the transfer or voting of any of the shares of Common Stock, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be filed as Exhibits.

          Exhibit 1: Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson Granite Company, Inc., Kurt M. Swenson and Kevin C. Swenson (incorporated by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (File No. 333-33685) filed with the Securities and Exchange Commission on August 15, 1997)

          Exhibit 2: Lock-Up Agreement, dated as of August 15, 1997, between Raymond James & Associates, Inc. and Kurt M. Swenson

          Exhibit 3: Stock Option Agreement, dated November 21, 1994, between Kurt M. Swenson and Rock of Ages
                         Corporation

          Exhibit 4: Stock Option Agreement, dated December 31, 1996, between Kurt M. Swenson and Rock of Ages
                         Corporation


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  November 3, 1997


                                   /s/ Kurt M. Swenson
                                    Kurt M. Swenson



                              EXHIBIT INDEX


                                                         Sequentially
Exhibit  Description                                     Numbered Page

    1    Agreement and Plan of Merger and
         Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson
         Granite Company, Inc., Kurt M. Swenson and
         Kevin C. Swenson (incorporated by reference to
         Exhibit 2.4 to the Company's Registration
         Statement on Form S-1 (File No. 333-33685) filed with the Securities and Exchange
         Commission on August 15, 1997)

    2    Lock-Up Agreement, dated as of August 15,
         1997, between Raymond James & Associates, Inc.
         and Kurt M. Swenson

    3    Stock Option Agreement, dated November 21,
         1994, between Kurt M. Swenson and Rock of Ages
         Corporation

      4  Stock Option Agreement, dated December 31,
         1996, between Kurt M. Swenson and Rock of Ages
         Corporation